Exhibit 99.1
CONTINUING STRONG MOMENTUM ACROSS ALL REGIONS

•Total shipments of 2,685 units, almost doubled versus prior year and up 0.5% versus Q2 2019
•Net revenues of Euro 1,035 million, nearly doubled versus prior year and up 5.2% versus Q2 2019
•EBITDA(1) of Euro 386 million, tripled versus prior year and up 23.0% versus Q2 2019. EBITDA(1) margin of 37.4% in Q2 2021.
•EBIT of Euro 274 million versus Euro 23 million of prior year and up 14.8% versus Q2 2019. EBIT margin of 26.5% in Q2 2021.
•Net profit of Euro 206 million and diluted EPS(1) at Euro 1.11
•Sound industrial free cash flow(1) generation of Euro 113 million and guidance for the year improved to approx. Euro 450 million (from approx. Euro 350 million)
•Next Capital Markets Day planned for June 16, 2022 in Maranello

Commenting on the results, Chairman and Acting CEO John Elkann said: “This excellent second quarter confirms the strength of Ferrari and of its unique business model. With each Ferrari we unveil we are setting new benchmarks for innovation, beauty and distinctiveness which is the only true luxury. As we move towards our 75th anniversary next year, our opportunities have never been wider and greater.”

For the three months ended				(In Euro million,	For the six months ended
June 30,				unless otherwise stated)	June 30,
2021	2020	Change			2021	2020	Change
2,685	1,389	1,296	93%	Shipments (in units)	5,456	4,127	1,329	32%
1,035	571	464	81%	Net revenues	2,046	1,503	543	36%
386	124	262	210%	EBITDA(1) / Adj. EBITDA(1)	762	441	321	73%
37.4%	21.9%	1,550 bps		EBITDA(1) / Adj. EBITDA(1) margin	37.3%	29.4%	790 bps
274	23	251	1,085%	EBIT / Adj. EBIT(1)	540	243	297	122%
26.5%	4.0%	2,250 bps		EBIT / Adj. EBIT(1) margin	26.4%	16.2%	1,020 bps
206	9	197	2,086%	Net profit / Adj. net profit(1)	412	175	237	135%
1.11	0.05	1.06	2,120%	Basic EPS / Adj. basic EPS(1) (in Euro)	2.22	0.95	1.27	134%
1.11	0.04	1.07	2,675%	Diluted EPS / Adj. diluted EPS(1) (in Euro)	2.22	0.94	1.28	136%

1 Refer to specific paragraph on non-GAAP financial measures

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), August 2, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(2) for the second quarter and six months ended June 30, 2021.

Shipments(3)(4)

For the three months ended				Shipments	For the six months ended
June 30,				(units)	June 30,
2021	2020	Change			2021	2020	Change
1,337	706	631	89%	EMEA	2,796	2,222	574	26%
649	381	268	70%	Americas	1,404	1,131	273	24%
166	25	141	564%	Mainland China, Hong Kong and Taiwan	360	62	298	481%
533	277	256	92%	Rest of APAC	896	712	184	26%
2,685	1,389	1,296	93%	Total Shipments	5,456	4,127	1,329	32%

Shipments totaled 2,685 units in the second quarter of 2021, up 1,296 units or 93.3% versus the prior year quarter, which was heavily impacted by the disruptions of the Covid-19 pandemic, including production and delivery suspension during the initial part.
Sales of 8 cylinder models (V8) were up 111.2% and 12 cylinder models (V12) were up 37.6%. The deliveries of the quarter were driven by the F8 family and the 812 GTS together with the SF90 Stradale and the Ferrari Roma, which reached global distribution. The Ferrari Monza SP1 and SP2 continued to be delivered in line with planning. The first deliveries of the new Ferrari Portofino M commenced in the quarter.
All geographic regions positively contributed in the quarter. EMEA(4) was up 89.4%, Americas(4) increased 70.3%, Mainland China, Hong Kong and Taiwan posted a strong 564.0% performance, boosted by the arrival of new models and accentuated by an easy comparison versus prior year(5), and Rest of APAC(4) surged by 92.4%.

2 These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
3 Excluding the XX Programme, racing cars, one-off and pre-owned cars
4 EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia
5 Easy comparison due to 2019 accelerated deliveries in advance of the early implementation of new emission regulations Refer to specific paragraph on non-GAAP financial measures

Total net revenues

For the three months ended				(Euro million)	For the six months ended
June 30,					June 30,
		Change					Change
2021	2020	at constant			2021	2020	at constant
			currency					currency
881	450	95%	101%	Cars and spare parts(6)	1,736	1,238	40%	44%
45	20	118%	118%	Engines(7)	90	53	69%	69%
91	83	11%	13%	Sponsorship, commercial and brand(8)	182	172	6%	7%
18	18	4%	12%	Other(9)	38	40	(3%)	4%
1,035	571	81%	86%	Total net revenues	2,046	1,503	36%	39%

Net revenues for the second quarter 2021 were Euro 1,035 million, up 86.0% at constant currency(1).
Revenues from Cars and spare parts(6) were Euro 881 million (up 95.5% or 101.0% at constant currency(1)), with growth boosted by easy comparison on volume and strong enrichment of product mix, together with higher contribution from personalizations.
The increase in Engines(7) revenues (Euro 45 million, up 118.0%, also at constant currency(1)) was attributable to higher shipments to Maserati and, to a lesser extent, the rental of engines to other Formula 1 racing teams.
Increased Sponsorship, commercial and brand(8) revenues (Euro 91 million, up 10.6% or 12.6% at constant currency(1)) were attributable to the more favorable Formula 1 calendar and brand-related activities, partially offset by lower prior year ranking.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a negative impact of Euro 30 million (mainly USD).

6 Includes net revenues generated from shipments of our cars, any personalization net revenues generated on cars, as well as sales of spare parts
7 Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
8 Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
9 Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities

EBITDA(1) and EBIT

For the three months ended				(Euro million)	For the six months ended
June 30,					June 30,
		Change					Change
2021	2020		at constant		2021	2020		at constant
			currency					currency
386	124	210%	225%	EBITDA(1)	762	441	73%	81%
274	23	1,085%	1,078%	EBIT	540	243	122%	136%

Q2 2021 EBITDA(1) tripled versus prior year and stood at Euro 386 million with an EBITDA(1) margin of 37.4%.
Q2 2021 EBIT was Euro 274 million versus Euro 23 million of prior year.
Volume was positive (Euro 144 million), reflecting shipments almost doubled versus prior year due to easy comparison.
The positive Mix / price variance performance (Euro 113 million) was driven by the strong contribution coming from the richer product mix thanks to the SF90 Stradale and the Ferrari Monza SP1 and SP2 along with personalizations.
Industrial costs / research and development expenses were in line with prior year, which included the full cost of employees’ paid days of absence during the Covid-19 production suspension.
SG&A increased Euro 4 million mainly reflecting communication and marketing activities of recent unveilings and lifestyle events.
Other increased Euro 24 million due to the more favorable Formula 1 calendar, higher contribution from brand-related and other supporting activities as well as from sales to Maserati, partially offset by lower prior year ranking.

Net financial charges in the quarter of Euro 10 million were substantially in line with Euro 11 million of the prior year.
The tax rate in the quarter was 22.0%, reflecting the current estimate of the benefit attributable to the Patent Box, the Allowance for Corporate Equity (ACE)(10), deductions for eligible research and development costs, hyper and super-depreciation of machinery and equipment.
As a result, the Net profit for the period was Euro 206 million, significantly up versus prior year, and the Diluted earnings per share for the quarter reached Euro 1.11, compared to Euro 0.04 in Q2 2020.
Industrial free cash flow(1) for the quarter was Euro 113 million, driven by EBITDA(1), partially offset by capital expenditures(11) of Euro 166 million, an adverse working capital impact – due primarily to higher inventories as well as the reversal of the Ferrari Monza SP1 and SP2 advances received in 2019 – and higher tax payment mainly to refer to the new Patent Box regime.
Net Industrial Debt(1) as of June 30, 2021 was Euro 552 million, compared to Euro 420 million as of March 31, 2021. The increase was attributable to the dividend distribution(12) of Euro 162 million and the share repurchase for a total of Euro 82 million, more than offsetting the positive industrial free cash flow generation in the quarter. Lease liabilities per IFRS 16 as of June 30, 2021 were Euro 61 million.
As of June 30, 2021, total available liquidity was Euro 1,689 million (Euro 1,730 million as of March 31, 2021), including undrawn committed credit lines of Euro 767 million.

10 Also known as Notional Interest Deduction - NID
11 Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 – Leases
12 In May 2021 the Company paid Euro 149 million out of the total dividend distribution to owners of the parent and the remaining balance, which relates to withholding taxes, is expected to be paid in the third quarter of 2021 as well as the dividend to NCI

Upward revised 2021 guidance on industrial free cash flow from approx. Euro 350 million to approx. Euro 450 million, subject to trading conditions unaffected by further Covid-19 pandemic restrictions and the following assumptions:
•Core business sustained by volume and mix
•Revenues from Formula 1 racing activities based on the announced calendar and reflecting lower 2020 ranking versus prior year
•Brand-related activities dealing with Covid-19 challenges
•Operational and marketing costs gradually resuming
•Improved net working capital sustaining industrial free cash flow thanks to the advances on the new special series and lower payments in connection with the cadence planned for our capital expenditures

(€B, unless otherwise stated)	2019A	2020A	2021 GUIDANCE
NET REVENUES	3.8	3.5	~4.3
ADJ. EBITDA (margin %)	1.3 33.7%	1.1 33.0%	1.45-1.50 33.7%-34.9%
ADJ. EBIT (margin %)	0.9 24.4%	0.7 20.7%	0.97-1.02 22.6%-23.7%
ADJ. DILUTED EPS (€)	3.71	2.88(13)	4.00-4.20(14)
INDUSTRIAL FCF	0.7	0.2	~0.45

Capital Markets Day
Ferrari management announces the Capital Markets Day to take place in Maranello on June 16, 2022.

Q2 2021 highlights

812 Competizione and 812 Competizione A: two interpretations of Ferrari’s racing soul
On May 5, 2021 Ferrari unveiled the 812 Competizione, the new limited-edition special series car derived from the 812 Superfast. In the course of the event, which was broadcasted live on Ferrari’s social media channels, the wraps were also whipped off the 812 Competizione A, a spectacular Targa-top version, again a limited-series and an homage to the Prancing Horse’s glorious open-top tradition.
This duo of cars is dedicated to a very exclusive group of collectors and enthusiasts of the most noble of Ferrari traditions, which focuses on uncompromising maximum performance. The innovative technological concepts applied to the engine, vehicle dynamics and aerodynamics have raised the bar to new heights.

Ferrari appoints Benedetto Vigna as Chief Executive Officer
On June 9, 2021 Ferrari announced the appointment of Benedetto Vigna as its Chief Executive Officer. Mr. Vigna will join Ferrari on 1 September from STMicroelectronics (“ST”), where he was President of

13 Net of a tax benefit, with no cash impact on 2020, from the one-off partial step-up of the trademark’s book value in accordance with the Italian tax regulations
14 Calculated using the weighted average diluted number of common shares as of December 31, 2020 (185,379 thousand)

its Analog, MEMS (Micro-electromechanical Systems) and Sensors Group, ST’s largest and most profitable operating business in 2020. He was also a Member of the ST Group’s Executive Committee.
In his role as CEO Mr. Vigna’s priority will be to ensure that Ferrari continues to build on its leadership position as the creator of the world’s most beautiful and technically advanced cars. His unique knowledge gained over 26 years working at the heart of the semiconductor industry that is rapidly transforming the automotive sector, will accelerate Ferrari’s ability to pioneer the application of next generation technologies.

New brand diversification activities and new venues open in Maranello
On June 13, 2021 Ferrari launched its first luxury collection, designed by Rocco Iannone, with a fashion show that happened amidst the assembly lines of the factory in Maranello. The following day the first of our new flagship stores was inaugurated in Maranello, which enhances a modern shopping experience and embodies the Company’s values of innovation, style and performance. Directly adjacent to the factory and the store, the new Cavallino Restaurant also opened, after its transformation into a modern Modenese trattoria now under the direction of Massimo Bottura.

296 GTB, defining fun to drive
On June 24, 2021 Ferrari unveiled the 296 GTB, the first V6 hybrid and the latest evolution of Maranello’s mid-rear-engined two-seater berlinetta, during an online event broadcasted on Ferrari’s social media and web channels. The 296 GTB redefines the whole concept of fun behind the wheel, guaranteeing pure emotions not just when pushing the car to its limits, but also in day-to-day driving situations.
The car’s name, which combines its total displacement (2.992 l) and number of cylinders was chosen, with the addition of the GTB (Gran Turismo Berlinetta) acronym in finest Ferrari tradition, to underscore this new engine’s epoch-changing importance to Maranello. It is not simply the living, beating heart of the 296 GTB, but it also ushers in a new V6 era that has its roots deep in Ferrari’s unparalleled 70-year-plus experience in motor sports.

Ferrari achieves the highest level of FIA Environmental Accreditation Programme Certification
On June 30, 2021 Ferrari announced to have awarded the three stars of FIA Environmental Accreditation Programme. The programme developed by the Fédération Internationale de l’Automobile aims at helping key players in the motorsport and automotive sector measure and enhance their environmental performance by means of an independent certification process.
The FIA Environmental Accreditation Programme is based on existing best practices in environmental sustainability, primarily the ISO 14001. Ferrari, who were previously awarded the certification in 2001 - with a renewal in 2016 to comply with the latest ISO 14001:2015 standards - have continued to press forward to achieve the three-star level, the highest level of accreditation.

Subsequent events

Ferrari S.p.A. proves again to be an Equal-Salary company. Certification confirmed also in North America.
On July 12, 2021 Ferrari S.p.A. confirmed the Equal-Salary Certification achieved one year ago, that was only the beginning of a long-term process involving all stages of its people management and development, not a result merely to be preserved but a commitment requiring ongoing renewal. Ferrari North America confirmed Equal-Salary certification recently as well, a sign of change underway and destined to continue. Equal opportunities are the best way to ensure that merit is the decisive factor that it should be and to keep on attracting, retaining and developing the talents that accelerate Ferrari’s innovation in the future.

Ferrari N.V. places Euro 150 million in bonds with U.S. private investors, due 2032
On July 29, 2021, Ferrari N.V. announced that it completed a private placement to certain US institutional investors of Euro 150 million aggregate principal amount of 0.91% senior notes due 2032.

Share repurchase program
Under the common share repurchase program, from July 1, 2021 to July 28, 2021, the Company has purchased a further 117,214 common shares for a total consideration of Euro 20.4 million. At July 28, 2021 the Company held in treasury an aggregate of 9,583,696 common shares. As of the same date, the Company held 3.73% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “Upward revised 2021 guidance on industrial free cash flow from approx. Euro 350 million to approx. Euro 450 million”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of the Group’s Formula 1 racing team and the expenses the Group incurs for its Formula 1 activities, the impact of the application of the new Formula 1 regulations progressively coming into effect in 2021 and 2022, the uncertainty of the sponsorship and commercial revenues the Group generates from its participation in the Formula 1 World Championship, including as a result of the impact of the Covid-19 pandemic, as well as the popularity of Formula 1 more broadly; the effects of the evolution of and response to the Covid-19 pandemic; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which the Group operates, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in China and other growth markets; the Group’s low volume strategy; global economic conditions, pandemics and macro events; reliance upon a number of key members of executive management and employees, and the ability of its current management team to operate and manage effectively; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the challenges and costs of integrating hybrid and electric technology more broadly into Group’s car portfolio over time; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the effects of Brexit on the UK market; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; the Group’s continued compliance with customs regulations of various jurisdictions;

product recalls, liability claims and product warranties; the adequacy of its insurance coverage to protect the Group against potential losses; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2021	2020		2021	2020
166	133	Capital expenditures(11)	317	307
95	77	of which capitalized development costs(15) (A)	180	143
131	122	Research and development costs expensed (B)	272	262
226	199	Total research and development (A+B)	452	405
49	44	Amortization of capitalized development costs (C)	97	85
180	166	Research and development costs as recognized in the consolidated income statement (B+C)	369	347

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

15 Capitalized as intangible assets

Total net revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
	2021			2021
2021	at constant		2021	at constant
	currency			currency
881	908	Cars and spare parts	1,736	1,787
45	45	Engines	90	90
91	94	Sponsorship, commercial and brand	182	186
18	20	Other	38	41
1,035	1,067	Total Net Revenues	2,046	2,104

For the three months ended	(Euro million)	For the six months ended
June 30,	June 30,
2021		2021
274	EBIT	540
274	Adjusted EBIT	540
(27)	Currency (including hedges)	(49)
301	EBIT at constant currency	589
301	Adjusted EBIT at constant currency	589

For the three months ended	(Euro million)	For the six months ended
June 30,		June 30,
2021		2021
386	EBITDA	762
386	Adjusted EBITDA	762
(27)	Currency (including hedges)	(49)
413	EBITDA at constant currency	811
413	Adjusted EBITDA at constant currency	811

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2021	2020	Change		2021	2020	Change
206	9	197	Net profit	412	175	237
58	3	55	Income tax expense	109	44	65
10	11	(1)	Net financial expenses	19	24	(5)
112	101	11	Amortization and depreciation	222	198	24
386	124	262	EBITDA	762	441	321

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2021	2020	Change		2021	2020	Change
386	124	262	EBITDA	762	441	321
-	-	-	Adjustments	-	-	-
386	124	262	Adjusted EBITDA	762	441	321

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2021	2020	Change		2021	2020	Change
274	23	251	EBIT	540	243	297
-	-	-	Adjustments	-	-	-
274	23	251	Adjusted EBIT	540	243	297

Adjusted net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2021	2020	Change		2021	2020	Change
206	9	197	Net profit	412	175	237
-	-	-	Adjustments	-	-	-
206	9	197	Adjusted net profit	412	175	237

Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro per common share)	For the six months ended
June 30,				June 30,
2021	2020	Change		2021	2020	Change
1.11	0.05	1.06	Basic EPS	2.22	0.95	1.27
-	-	-	Adjustments	-	-	-
1.11	0.05	1.06	Adjusted basic EPS	2.22	0.95	1.27
1.11	0.04	1.07	Diluted EPS	2.22	0.94	1.28
-	-	-	Adjustments	-	-	-
1.11	0.04	1.07	Adjusted diluted EPS	2.22	0.94	1.28

Basic and diluted EPS(16)

For the three months ended			(Euro million, unless otherwise stated)	For the six months ended
June 30,				June 30,
2021	2020	Change		2021	2020	Change
206	9	197	Net profit attributable to the owners of the Company	411	175	236
184,706	184,748		Weighted average number of common shares (thousand)	184,745	184,864
1.11	0.05	1.06	Basic EPS (in Euro)	2.22	0.95	1.27
185,005	185,344		Weighted average number of common shares for diluted earnings per common share (thousand)	185,045	185,460
1.11	0.04	1.07	Diluted EPS (in Euro)	2.22	0.94	1.28

16 For the three and six months ended June 30, 2021 and 2020 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the equity incentive plans

Net Industrial Debt, defined as total Debt less Cash and Cash Equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020
Debt	(2,360)	(2,283)	(2,725)
of which leased liabilities as per IFRS 16 (simplified approach)	(61)	(62)	(62)
Cash and Cash Equivalents	922	980	1,362
Net Debt	(1,438)	(1,303)	(1,363)
Net Debt of Financial Services Activities	(886)	(883)	(820)
Net Industrial Debt	(552)	(420)	(543)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2021	2020		2021	2020
261	(53)	Cash flow from operating activities	535	210
(166)	(133)	Investments in property, plant and equipment and intangible assets(11)	(317)	(307)
95	(186)	Free Cash Flow	218	(97)
(18)	(28)	Free Cash Flow from Financial Services Activities	(42)	(12)
113	(158)	Free Cash Flow from Industrial Activities(17)	260	(85)

17 Free cash flow from industrial activities for the three and six months ended June 30, 2021 includes Euro 13 million related to withholding taxes and dividends to NCI, which are expected to be paid in Q3 2021. Free cash flow from industrial activities for the three and six months ended June 30, 2020 includes Euro 14 million related to withholding taxes, which were paid in Q3 2020.

On August 2, 2021, at 3:00 p.m. CEST, management will hold a conference call to present the Q2 2021 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.